Givaudan

RECEIVED

2006 JAN 17 P 12:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE


06010258

SUPPL

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

Vernier, 10 January 2006
RG/rmj6629
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Media Release : Givaudan with further site consolidation and product streamlining	10 January 2006	I

We are of course at your disposal should you need any further information.

Yours sincerely,

PROCESSED

JAN 18 2006

THOMSON FINANCIAL

Givaudan SA

P. de Rougemont R. Garavagno

Enclosure mentioned

Givaudan

File N° 1263-2B-82-5087

Media Release

Givaudan with further site consolidation and product streamlining

Geneva, Switzerland – 10 January 2006 – Givaudan continues to consolidate its flavour operating asset base and to streamline its Savoury product portfolio.
Givaudan has decided to close its US production sites in New Milford (Connecticut) and in Oconomowoc (Wisconsin). The activities of these two sites will be transferred to Cincinnati (Ohio) and Devon (Kentucky), where Givaudan has the necessary capacities to serve its customers. Completion of the closure and consolidation initiatives is expected by mid 2007. Givaudan will incur one time costs of CHF 22 million, of which CHF 16 million from asset impairment impact the 2005 results.

In relation to these transfers it was also decided to discontinue businesses with commodity type savoury base notes. With these products Givaudan has realised in 2005 a turnover of around CHF 45 million. The phasing out will last until 2007.

Givaudan remains focussed on creating high-value adding fragrance and flavour compounds in order to sustain its solid margins.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com